EXHIBIT 12.1

CONSOLIDATED FIXED CHARGE COMPUTATION FOR SOLECTRON CORPORATION ($MILLIONS)

	Year Ended August 31
	2004	2003	2002
Losses:	(as restated)	(as restated)	(as restated)
Net loss	$(177.4)	$(3,452.6)	$(3,109.7)
Discontinued operations (income) loss, net of tax	(85.0)	443.7	40.4
Income tax (benefit) expense	(3.3)	525.5	(450.0)

Loss from continuing operations before income tax (benefit) expense	$(265.7)	$(2,483.4)	$(3,519.3)
Add back: fixed charges	172.1	236.2	271.2

Earnings before fixed charges	(93.6)	(2,247.2)	(3,248.1)

Fixed Charges:
Interest portion of rental expense	$26.8	$29.1	$33.6
Interest expense	145.3	207.1	237.6

	$172.1	$236.2	$271.2

Ratio of earnings to fixed charges

Deficiency of earnings to fixed charges	$(265.7)	$(2,483.4)	$(3,519.3)